Exhibit 23.1
Consent of Samuel H. Wong & Co., LLP

We have read the 8-K/A of NeuLion, Inc. (the “Company”) dated November 2, 2010, relating to the acquisition of all of the issued and outstanding shares of TransVideo International Ltd. (“TransVideo”) by the Company.

We consent to the use in the 8-K/A of our report dated April 25, 2010 relating to the consolidated balance sheets of TransVideo as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended.  Additionally, we consent to the use in the 8-K/A of our report dated April 25, 2010 relating to the consolidated balance sheets of TransVideo as of June 30, 2010 and December 31, 2009, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the three and six months then ended.

/s/ Samuel H. Wong & Co., LLP
Samuel H. Wong & Co., LLP
Certified Public Accountants
San Mateo, California
November 2, 2010